1095 Avenue of the Americas New York, NY 10036-6797 Tel: +1 212 698 3500 Fax: +1 212 698 3599 www.dechert.com

LISA R. PRICE lisa.price@dechert.com +1 212 649 8795 Direct +1 212 698 0495 Fax

July 24, 2014

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Trust”)

SEC File Numbers 033-17619 and 811-05349

Dear Mr. Parachkevov:

This letter responds to comments you provided to me in a telephonic discussion on June 27, 2014, with respect to your review of Post-Effective Amendment No. 418 (“PEA No. 418”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on May 16, 2014. PEA No. 418 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of registering Institutional Shares of the Goldman Sachs Tactical Tilt Implementation Fund (the “Portfolio”), a series of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please confirm that, with respect to any expense limitation arrangement described in a footnote to the “Annual Fund Operating Expenses” tables, the arrangement will remain in effect for at least one year from the date of the Prospectus and the Investment Adviser will not be entitled to recoup any amounts reimbursed to the Portfolio pursuant to the arrangement.

Response: The Portfolio hereby confirms that, with respect to any expense limitation arrangement described in a footnote to the “Annual Fund Operating Expenses” table, the arrangement will remain in place for at least one year from the date of the Prospectus and the Investment Adviser is not entitled to reimbursement of any waived fees, or reimbursed expenses, from prior fiscal years.

July 24, 2014 Page 2
2.	Comment: Please discuss in further detail in the “Principal Strategy” section what a Tactical Tilt recommendation is, and how such recommendations are made. In this regard, please consider moving language that currently appears in the section captioned “GSAM’s Investment Philosophy” into the “Principal Strategy” section of the Prospectus.

Response: The Portfolio has incorporated this comment.

3.	Comment: Please clarify whether the Portfolio’s investments in affiliated investment companies may include “private funds” (e.g., pooled investment vehicles commonly known as hedge funds). If yes, please confirm that such investments will be considered “illiquid” for purposes of the Portfolio’s 15% limitation on illiquid investments.

Response: The Portfolio acknowledges the 15% limitation on illiquid investments applicable to open-end registered investment companies, and hereby confirms its intention to comply with this restriction. To the extent the Portfolio invests in a private fund, the Portfolio will determine whether such investment is illiquid based on the facts and circumstances.

4.	Comment: A footnote to the “Investment Company Securities (including ETFs)” item in the “Investment Practices” table refers to the Portfolio’s ability to invest more than 10% of its total assets in investment companies pursuant to “an SEC exemptive order or SEC exemptive rule.” Please indicate the specific rule or exemptive relief to which this footnote refers.

Response: Section 12(d)(1)(A) of the Investment Company Act of 1940, as amended (the “1940 Act”) provides a general prohibition on a fund investing more than 10% of its total assets in securities issued by other investment companies. However, elsewhere under Section 12(d)(1) of the 1940 Act and certain rules thereunder, there are certain exceptions to this general prohibition. In addition, the Trust has received exemptive relief from the SEC in an order dated August 26, 2008 (Release No. IC-28366; File No. 812-13456) allowing the Trust’s series to exceed the 10% limit on investments in other investment companies, provided certain conditions are satisfied. The Portfolio may also rely on similar exemptive relief obtained by other unaffiliated funds, provided certain conditions are satisfied. The Portfolio believes that the current disclosure is sufficient.

5.	Comment: With respect to the Subsidiary:

a.	Please confirm supplementally that the Portfolio may invest up to 25% of its total assets in the Subsidiary.

July 24, 2014 Page 3
b.	Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with those of the Portfolio.

c.	Please confirm supplementally that the Portfolio complies with the provisions of the Investment Company Act of 1940, as amended (“1940 Act”), governing investment policies (Section 8) and capital structure and leverage (Section 18) on a consolidated basis with the Subsidiary.

d.	Please confirm supplementally that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and please identify the custodian of the Subsidiary.

e.	Please confirm supplementally that the investment advisory agreement with respect to the Subsidiary satisfies the requirements of the 1940 Act relating to investment advisory contracts (Section 15).

f.	Please confirm supplementally that the Subsidiary and its Board of Directors will: (1) designate an agent for service of process in the United States; and (2) agree to inspection of the Subsidiary’s books and records by the SEC.

g.	Please confirm supplementally whether the Subsidiary’s Board of Directors will sign the Portfolio’s registration statement.

h.	Please confirm supplementally whether the Portfolio will sell or transfer shares of the Subsidiary to a third party.

i.	Please confirm supplementally whether the Subsidiary’s investment adviser can increase the management fees it receives from the Subsidiary without shareholder approval (i.e., the Portfolio).

Response:

a.	The Portfolio hereby confirms that it may invest up to 25% of its total assets in the Subsidiary.

b.	The Portfolio hereby confirms that the Subsidiary’s financial statements will be consolidated with the Portfolio’s financial statements. The consolidated financial statements of the Portfolio and the Subsidiary will also be audited by the Portfolio’s independent registered public accounting firm.

July 24, 2014 Page 4
c.	The Portfolio hereby confirms that, in complying with its fundamental and non-fundamental investment restrictions, the Portfolio will typically aggregate its direct investments with the Subsidiary’s investments when testing for compliance with each investment restriction. However, the Subsidiary will independently “segregate” liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Portfolio segregates assets for, or offsets, similar transactions the Portfolio engages in directly. In addition, the Subsidiary will adopt many of the same fundamental and non-fundamental investment restrictions as the Portfolio. The Portfolio is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Portfolio from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Portfolio to violate Section 48(a).

d.	The Portfolio respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including the provisions of Section 17 relating to affiliated transactions. However, the same practices with regard to pricing and valuation that apply to the Portfolio will apply to the Subsidiary, and custody of the Subsidiary’s assets will be maintained in the United States with the Portfolio’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder. In addition, the Portfolio is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Portfolio from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Portfolio to violate Section 48(a). The Subsidiary will utilize State Street Bank & Trust Company as its custodian.

e.	The Portfolio respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 15. However, the investment adviser to the Subsidiary has been approved to manage the Portfolio’s assets by the Portfolio’s Board of Trustees and its sole initial shareholder in accordance with Section 15 of the 1940 Act.

f.	The Portfolio hereby: (1) confirms that a designation of a domestic (U.S.) agent for service of process for the Subsidiary will be made; and (2) consents to the examination of the Subsidiary’s books and records by the SEC to the same extent that the Portfolio’s books and records are subject to inspection by the SEC.

July 24, 2014 Page 5
g.	The Portfolio respectfully submits that the Subsidiary’s Board of Directors is not required to execute the Portfolio’s registration statement. The Subsidiary is not offering any securities in the United States, nor is the Subsidiary a co-issuer of the Portfolio’s securities. The Subsidiary is organized solely for the purpose of providing the Portfolio a non-exclusive means by which the Portfolio may advance its investment objective in compliance with a revenue ruling of the Internal Revenue Service (“IRS”) which limits the Portfolio’s ability to gain exposure to the commodities markets through investments in commodity index-linked derivative instruments.[1]

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The SEC staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore controlled foreign corporations (“CFCs”) to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).2 In each of the Conduit Letters, the CFCs were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore CFCs, and the funds and their managers controlled all of the CFC’s investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Portfolio is relying on the Conduit Letters in support of its view that the Subsidiary is not offering securities in the United States in violation of Section 7(d).3

[1]	The Portfolio may invest in commodity index-linked derivative instruments directly but is limited in its ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS has issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in a wholly-owned foreign subsidiary will constitute qualifying income to the fund.
[2]	See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).
[3]	We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of the Portfolio’s assets to be invested in the Subsidiary. The Portfolio will invest a limited amount of its assets in the Subsidiary and is limited by the IRS diversification requirements applicable to registered investment companies (limiting a fund’s investment in a CFC to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Portfolio’s investment in the Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Portfolio’s investment objective in light of an IRS revenue ruling, rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Portfolio, which is registered under the 1940 Act and subject to Section 48(a) thereunder.

July 24, 2014 Page 6

The Portfolio also believes that the Subsidiary is not a co-issuer of the Portfolio’s securities and, therefore, is not required to sign the Portfolio’s registration statement. The Portfolio is aware that, with respect to fund-of-funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds), the staff requires the acquired fund to sign the registration statement of the acquiring fund. The staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(a)(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.4

[4]	See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

July 24, 2014 Page 7

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Portfolio’s investment in the Subsidiary is a limited part of the Portfolio’s overall investment strategy. The “chief part” of the Portfolio’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, the Portfolio’s assets are typically invested outside the Subsidiary. As noted above, only a limited portion of the Portfolio’s assets will be invested in the Subsidiary. The Portfolio maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Portfolio.5 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Portfolio does not believe that the Subsidiary should be deemed a “co-issuer” under Rule 140 and, thus, the Subsidiary is not required to sign the Portfolio’s registration statement.

Although the Subsidiary is not required to sign the Portfolio’s registration statement, the Portfolio believes that the SEC and staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Portfolio investors. First, as noted above with respect to the Subsidiary, the Subsidiary will not be able to engage in any activity that would cause the Portfolio to violate the 1940 Act pursuant to Section 48(a). Second, with respect to the Subsidiary, although the Subsidiary is organized in the Cayman Islands, all of its activities, including investment management, will take place in the United States. The Subsidiary’s books and records will be maintained in the United States, together with the Portfolio’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. As previously noted, custody of the Subsidiary’s assets will be maintained in the United States with the Portfolio’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder, and the Subsidiary will consent to service of process and examination of its books and records.

[5]	See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

July 24, 2014 Page 8
h.	The Portfolio hereby confirms that it does not intend to sell or transfer shares of the Subsidiary to a third party.

i.	The Investment Adviser has agreed to irrevocably waive a portion of the management fees it receives from the Portfolio in an amount equal to the management fees it receives from the Subsidiary. This management fee waiver arrangement, which was approved by the Portfolio’s Board of Trustees, may not be discontinued by the Investment Adviser as long as its contract with the Subsidiary is in place. Accordingly, although the Investment Adviser can increase the management fees it receives from the Subsidiary without shareholder approval (i.e., the Portfolio), the Portfolio respectfully notes that, because of this management fee waiver arrangement, any increase in management fees the Investment Adviser receives from the Subsidiary would result in the Investment Adviser waiving an equal amount of management fees it receives from the Portfolio. As a result, the aggregate management fees borne by Portfolio shareholders may not be increased without shareholder approval, consistent with Section 15 of the 1940 Act.

6.	Comment: Please ensure that the derivatives-related disclosure in the Prospectus is appropriate for the Portfolio, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Portfolio hereby confirms that it believes its derivatives-related disclosure is appropriate.

7.	Comment: Please discuss supplementally why you believe the Bank of America Merrill Lynch U.S. Dollar Three-Month LIBOR Constant Maturity Index (the “Index”) to be an appropriate broad-based securities market index for the Portfolio.

Response: In light of the Portfolio’s investment program, the Portfolio respectfully submits that the Index is an appropriate measure against which to compare the Portfolio’s performance. Item 27(b)(7) of Form N-1A (Instruction 5) defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Portfolio, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the Portfolio, the Portfolio’s investment adviser or the Portfolio’s distributor. Finally, the Portfolio notes that a number of other comparable funds with similar investment objectives and strategies use this benchmark as the broad-based index against which they measure their performance.

July 24, 2014 Page 9
8.	Comment: The “Principal Risks of the Portfolio and the Underlying Funds” section of the Prospectus indicates that Non-Investment Grade Fixed Income Securities Risk and Short Position Risk are risks that are applicable to the Portfolio. Please disclose in the Principal Strategy section of the Prospectus that the Portfolio may invest in non-investment grade fixed income securities, and may engage in short sales.

Response: The Portfolio has incorporated this comment.

9.	Comment: Please confirm whether the Composite Account in “Appendix C—Prior Performance of Similarly Advised Accounts of the Investment Adviser” has a performance history greater than one year. If it does not, please reflect the inception date for the Composite Account.

Response: The Portfolio hereby confirms that the Composite Account does not have a performance history greater than one year.

10.	Comment: In “Appendix C—Prior Performance of Similarly Advised Accounts of the Investment Adviser,” please confirm that the “highest applicable fee rate” used to calculate adjusted performance for the Composite Account includes both the management fees and any performance fee (if applicable) that is assessed on advisory accounts managed by the Investment Adviser.

Response: The Portfolio hereby confirms that no performance fees are assessed on the Composite Account.

11.	Comment: With respect to the Composite Account performance contained in “Appendix C—Prior Performance of Similarly Advised Accounts of the Investment Adviser,” the SEC staff objects to any fee-based adjustments that would result in the performance shown in the presentation being higher than the actual performance of the Composite Account. Please confirm that no such adjustments were made.

Response: The Portfolio hereby confirms that no adjustments were made that result in the adjusted performance being higher than the actual performance of the Composite Account.

July 24, 2014 Page 10

Statement of Additional Information (“SAI”)

12.	Comment: Please supplementally confirm that in the section of the Statement of Additional Information captioned “Trustees and Officers,” the information in the final column of the first table in this section, captioned “Other Directorships Held by Trustee,” covers directorships held by the Trustees of the Trust during the last five years, as required by Form N-1A.

Response: The Portfolio hereby confirms that the information in the table covers directorships held by the Trustees of the Trust during the last five years.

Other

13.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*            *             *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 649-8795 if you wish to discuss this correspondence further.

Sincerely,

/s/ Lisa R. Price

Lisa R. Price

cc:	Andrew Murphy, Vice President and Associate General Counsel, Goldman Sachs Asset Management, L.P.

Goldman Sachs Letterhead

Exhibit A

July 24, 2014

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Trust”)

SEC File Numbers 033-17619 and 811-05349

Dear Mr. Parachkevov:

On behalf of the Trust, it is hereby acknowledged that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Trust’s Registration Statement does not relieve the Trust from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Trust may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew Murphy

Andrew Murphy

Vice President and Associate General Counsel, Goldman Sachs Asset Management, L.P.